SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 001-32748
CORRIENTE RESOURCES INC.
(Translation of registrant’s name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	News release, dated May 7, 2007 - "Plan Of Arrangement For Gold Asset Spin-off Sent To Shareholders"

Disclosure statements as required by National Instrument 43-101 are available at our website www.corriente.com

"NEWS RELEASE"
For Immediate Release TSX: CTQ, AMEX: ETQ	May 7, 2007

PLAN OF ARRANGEMENT FOR GOLD ASSET SPIN-OFF SENT TO SHAREHOLDERS

VANCOUVER, BRITISH COLUMBIA, May 7, 2007 – Corriente announces that the name of the previously announced gold spin-off company is Q2 Gold Resources Inc. ("Q2 Gold").

Corriente will place an arrangement transaction (the "Arrangement") before its shareholders for approval, in which Corriente will transfer its Caya 36 and Piedra Liza gold concessions to Q2 Gold in exchange for shares of that company, and then distribute those shares to Corriente’s shareholders. Under the Arrangement, Corriente shareholders will receive one Q2 Gold share for every three shares of Corriente held by them as of the effective date of the transaction, which is expected to be on or about June 15, 2007.

As previously announced, Q2 Gold intends to take the next several months to carry out a planned exploration program on the gold targets and to assess possible plans to maximize shareholder value, including mergers, joint ventures, or an initial public offering of Q2 Gold shares. In the meantime, in order to assist Q2 Gold with its business objectives, Corriente has agreed to lend Q2 Gold up to $750,000 under a secured, interest-bearing convertible loan agreement. If the full amount of the loan were advanced and subsequently converted, Corriente would hold 7,500,000 shares, representing approximately 23% of the issued and outstanding shares of Q2 Gold immediately following the Arrangement.

The Arrangement will be voted on by shareholders at Corriente’s annual and special general meeting on May 24, 2007. The information circular for that meeting has been mailed to shareholders and filed under the company’s name on SEDAR and EDGAR.

While the information circular indicates that the shares of Q2 Gold will not be transferable without the consent of its board until such time as Q2 completes an initial public offering or lists its shares on a Canadian stock exchange, Corriente has since decided to amend Q2 Gold’s articles to delete those restrictions. However, since no application will be made at this time to list Q2 Gold’s shares on any exchange, holders of Q2 Gold shares may not be able to sell them.

A copy of the independent valuation of the Caya 36 and Piedra Liza gold concessions prepared for Corriente’s board will be made available on its website at www.corriente.com.

ABOUT CORRIENTE

Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Mirador is one of the few new, sizeable copper projects available for near-term production. Corriente controls a 100% interest in over 60,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains three copper and copper-gold porphyry deposits: Mirador, Panantza and San Carlos, as well as the Mirador Norte prospect currently under development. Additional exploration activities are ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

"Ken Shannon"

Kenneth R. Shannon
Chief Executive Officer

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449     F (604) 687-0827     Email copper@corriente.com

For further information, please contact Mr. Dan Carriere, Senior Vice-President, at (604) 687-0449 or see our web site at www.corriente.com.

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company’s plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company’s continuous disclosure filings as found at www.sedar.com .

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449     F (604) 687-0827     Email copper@corriente.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: May 7, 2007
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer